HUNTON & WILLIAMS LLP RIVERFRONT PLAZA, EAST TOWER 951 EAST BYRD STREET RICHMOND, VIRGINIA 23219-4074 TEL 804 • 788 • 8200 FAX 804 • 788 • 8218

March 26, 2013

VIA EDGAR

Ms. Sonia Barros

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Armada Hoffler Properties, Inc.

Confidential Draft Registration Statement on Form S-11

Submitted February 12, 2013

CIK No. 0001569187

Dear Ms. Barros:

As counsel to Armada Hoffler Properties, Inc., a Maryland corporation (the “Company”), we are transmitting for filing pursuant to the Securities Act of 1933, as amended (the “Securities Act”), the Company’s Registration Statement on Form S-11 (the “Registration Statement”), together with certain exhibits, and the Company’s responses to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated March 11, 2013.

For convenience of reference, each Staff comment contained in your March 11, 2013 comment letter is reprinted below in italics, numbered to correspond with the paragraph numbers assigned in your letter, and is followed by the corresponding response of the Company.

We have provided to each of you, Ms. Shannon Sobotka, Mr. Robert Telewicz and Ms. Folake Ayoola, a courtesy copy of this letter and two courtesy copies of the Registration Statement filed by the Company on the date hereof, one copy of which has been marked to reflect changes made to the confidential draft registration statement submitted confidentially by the Company to the Commission on February 12, 2013. The changes reflected in the Registration Statement have been made in response to the Staff’s comments and for the purpose of updating and revising certain information in the Registration Statement. All page references in

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March 26, 2013

responses are to pages of the blacklined version of the Registration Statement. Capitalized terms used and not otherwise defined in this response letter that are defined in the Registration Statement have the meanings set forth in the Registration Statement. Where requested, or as noted below, certain information will be provided supplementally.

General

1.	If you intend to respond to these comments with an amended draft registration statement, please submit it and any associated correspondence in accordance with the guidance we provide in the Division’s October 11, 2012 announcement on the SEC website at http://www.sec.gov/divisions/corpfin/cfannouncements/drsfilingprocedures101512.htm.

RESPONSE: The Company has elected to file the Registration Statement rather than submit an amended draft registration statement.

2.	Please keep in mind that we may publicly post filing review correspondence in accordance with our December 1, 2011 policy (http://www.sec.gov/divisions/corpfin/cfannouncements/edgarcorrespondence.htm). If you intend to use Rule 83 (17 CFR 200.83) to request confidential treatment of information in the correspondence you submit on EDGAR, please properly mark that information in each of your confidential submissions to us so we do not repeat or refer to that information in our comment letters to you.

RESPONSE: The Company acknowledges the Staff’s comment.

3.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that (i) neither the Company nor any other party, including the

Ms. Sonia Barros

March 26, 2013

underwriters, has used any written communications in reliance on Section 5(d) of the Securities Act to date and (ii) the Company has been advised by the underwriters that, to date, no research reports have been published or distributed in reliance upon Section 2(a)(3) of the Securities Act by any broker or dealer that will participate in the offering.

4.	Prior to effectiveness, please file on EDGAR the FINRA no objection letter or have a FINRA staff member call us to confirm FINRA clearance.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that, prior to effectiveness, it will either file the FINRA no objection letter on EDGAR or have a FINRA staff member call the Staff to confirm FINRA clearance.

Our Competitive Strengths, page 2

5.	We note your disclosure on page 3 where you discussed your completed projects. In an appropriate section of the prospectus, please revise to provide the development costs per square foot, clarifying whether leasing costs are included.

RESPONSE: The Company advises the Staff that projects described on pages 3 and 4 under the bullet point entitled “Extensive Experience with Construction and Development” are projects that the Predecessor built for third party clients on a fee basis and the disclosure under this heading is intended to provide information regarding the types of third party construction activities that the Predecessor has undertaken historically. The Company does not believe that development costs per square foot or leasing cost information for these projects, which are neither owned by the Predecessor nor will be owned by the Company upon completion of the formation transactions and the offering, is relevant to an investor in the common stock of the Company. These projects illustrate the Company’s third party construction capabilities.

Ms. Sonia Barros

March 26, 2013

Initial Portfolio, page 5

6.	We note that you have included properties in this table that you rent and for which the rent paid by you is eliminated from your revenues in consolidation. Please consider presenting these properties separately and removing them from the weighted average subtotals.

RESPONSE: In response to the Staff’s comment, the Company has added the following additional disclosure in the Registration Statement:

•

On pages 8 and 131, the Company has revised the lead-in language to the property overview tables to call attention to the three properties in which Armada Hoffler leased space as of December 31, 2012 and the fact that the rent paid by Armada Hoffler for such space will be eliminated in consolidation as a result of the formation transactions; and

•

On pages 8, 9, 131 and 132, the Company has inserted footnotes to the subtotal/weighted average disclosures (footnotes 8 and 11 to the tables) to clarify that the numbers in the table reflect square footage and annual rent for space leased by the Company. In such footnotes, the Company also has disclosed what the net rentable square feet, percentage leased, annualized base rent and annualized base rent per leased square foot would be if space leased by the Company were excluded from the tables.

The Company believes that such additional disclosure is balanced and provides appropriate information to prospective investors regarding the properties in which the Company occupies space, including the impact of such space on certain of the Company’s financial and operating data.

Our Identified Development Pipeline, page 7

7.	Please revise to provide the costs incurred to date for each of the projects, as applicable. This comment also applies to your disclosure in the business section, starting on page 150.

RESPONSE: The Company has added disclosure regarding costs incurred as of December 31, 2012 in the tables on pages 10, 81 and 174 in response to the Staff’s comment.

Formation Transactions, page 9

8.	Please tell us why you have not included the purchase agreement to acquire the Apprentice School Apartments and the representation, warranty and indemnity agreement between you and Mr. Hoffler in the exhibit list. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will file the referenced agreements as exhibits with a future pre-effective amendment to the Registration Statement and has added the agreements to the exhibit index.

Ms. Sonia Barros

March 26, 2013

9.	Please include the severance plan as an exhibit to the registration statement or advise. Refer to Item 601(b)(10) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will file the severance plan as an exhibit with a future pre-effective amendment to the Registration Statement and has added the severance plan to the exhibit index.

Summary Selected Financial Data

Distribution Policy, page 57

10.	We note that approximately half of your revenue as of September 30, 2012 is derived from general contracting and real estate services. Please explain to us how you determined it would be appropriate to present cash flows available for distribution and an expected dividend given the unpredictable nature of these cash flows.

RESPONSE: The Company believes that it is appropriate to include expected cash flows from general contracting and real estate services in determining estimated cash available for distribution for the year ending December 31, 2013. The Company acknowledges that, over time, revenues and cash flows from general contracting and real estate services may be less predictable than rental income, rental expenses and real estate taxes. However, the Company believes that expected general contractor and real estate revenue and general contractor expenses for the year ending December 31, 2013 relating to signed construction contracts, including both work in progress as well as contracts entered into after December 31, 2012, can be reasonably estimated based on the Company’s recent historical experience. The Company has revised the disclosure on page 66 to clarify that, in determining estimated initial cash available for distribution for the 12 months ending December 31, 2013, the Company has eliminated 2012 actual general contracting and real estate services segment profit and is utilizing estimated revenues and segment profit expected to be recognized during the year ending December 31, 2013 from general contracting and real estate services relating to executed construction contracts. In addition, in estimating segment profit on general contracting and real estate services revenues for the year ending December 31, 2013, the Company is utilizing a segment profit margin based on the most recent three year average for the Predecessor.

Ms. Sonia Barros

March 26, 2013

11.	The above comment notwithstanding, explain to us how you have adjusted your cash flows available for distribution for construction contracts expected to be completed during 2012 and 2013.

RESPONSE: As noted in the response to Comment 10 above, the Company is not utilizing historical 2012 cash flows from the general contracting and real estate services segment and has eliminated 2012 actual general contracting and real estate services profit, but rather is utilizing expected cash flows relating to signed construction contracts expected to be recognized for the year ending December 31, 2013 and utilizing a segment profit margin for the revenues from such contracts based on the most recent three year average for the Predecessor.

12.	We note your adjustment to cash flows used in financing activities for long-term lease obligations. Please provide more detail as to the nature of these obligations. In your response tell us when the agreement was signed and the significant lease terms.

RESPONSE: The Company has added disclosure on page 64 and in footnote 15 on page 68 to clarify that the long-term lease obligations referenced on page 64 represent obligations under ground leases under which subsidiaries of the Company will be lessees. The Company advises the Staff that the long-term lease obligations referred to in the adjustment to cash flows relate to a contractual rent increase pursuant to the terms of the ground lease for the Broad Creek Shopping Center property, which increase is expected to be approximately $37,000 in 2013 when compared to 2012. We refer the Staff to the discussion of the material terms of the Broad Creek Shopping Center ground lease on page 155 under the heading “Business and Properties—Broad Creek Shopping Center Ground Leases.”

13.	Please refer to footnote 11. Please tell us how the total weighted average general improvements presented in this footnote compares to the general improvements projected to be made for the year ended December 31, 2013.

RESPONSE: The Company advises the Staff that, at this time, it has no significant capital expenditures relating to general improvements (excluding tenant and leasing commission costs) and believes the estimated provision for general improvements (excluding tenant and leasing commission costs) for the year ending December 31, 2013, based on the average annual general improvement expenditures (excluding tenant and leasing commission costs) per square foot incurred during the years ended December 31, 2010, 2011 and 2012, accurately reflects the general improvements projected to be made for the year ending December 31, 2013. The Company further advises the Staff that it has included provisions for contractually obligated tenant improvements and leasing commission cost for 2013 in footnote 11 on page 67.

Ms. Sonia Barros

March 26, 2013

14.	Please also revise footnote 11 to define what “recurring capital expenditures” means and provide examples of “general improvements.”

RESPONSE: The Company has revised the disclosure on pages 64 and 68 to conform terminology and define “general improvements” in response to the Staff’s comment.

15.	Please revise footnote 12 to indicate, if true, that you will not be refinancing the applicable mortgage loan.

RESPONSE: The Company advises the Staff that it is in the process of extending the maturity of all of the loans that were scheduled to mature in 2013. The Company has revised the disclosure on pages 97 and 98 to reflect the extensions received to date and will further revise the disclosure to reflect the additional extensions in a future pre-effective amendment to the Registration Statement.

Dilution, page 64

16.	Please provide the relative contribution disclosure required by the first sentence of Item 506 of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it does not believe that it is appropriate to include the disclosure described in the first sentence of Item 506 of Regulation S-K. The first sentence of Item 506 of Regulation S-K provides that: “[w]here common equity securities are being registered and there is substantial disparity between the public offering price and the effective cash costs to officers, directors, promoters and affiliated persons of common equity acquired by them in transactions during the past five years, or which they have the right to acquire, and the registrant is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act immediately prior to the filing of the registration statement, there shall be included a comparison of the public contribution under the proposed public offering and the effective cash contribution of such persons.”

The Company is a newly-organized Maryland corporation with no operating history. The only common equity of the Company to be acquired by affiliates

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March 26, 2013

of the Predecessor, other than the 1,000 shares of the Company’s common stock issued to Louis Haddad, our President and Chief Executive Officer, for an aggregate purchase price of $1,000 in connection with the Company’s initial capitalization (which will be repurchased for the same price concurrently with the completion of the offering), will be restricted common stock that our directors and certain officers and employees will be granted pursuant to the Company’s equity incentive plan concurrently with the completion of the offering. No cash consideration will be paid for these shares.

The only other equity interests that affiliates of the Company will receive will be operating partnership units the prior investors receive in the formation transactions in exchange for the contribution of their direct and indirect interests in the Predecessor’s property portfolio, construction, development and asset management businesses, Bermuda Crossroads and Smith’s Landing. These operating partnership units will not be acquired for cash and the tangible net book value of such interests that will be contributed to the Company in exchange for such operating partnership units is a negative amount. Furthermore, the operating partnership units will be acquired with a valuation per unit equal to the public offering price in this offering. As a result, the Company does not believe that the disclosure required by the first sentence of Item 506 of Regulation S-K would be meaningful to investors.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 68

17.	We note your leasing activity discussion on page 74. For your office and retail segments, please revise your disclosure to include a more detailed discussion of leasing activity during the reporting period, including the amount of new leases and renewed leases executed, the amount of leases that were not renewed, and leasing costs, such as tenant improvement costs and leasing commissions. With respect to renewed leases, please provide quantitative disclosure comparing new rents on such renewed leases to prior rents. Please provide such comparisons using effective rent per square foot, adjusted for free rent periods.

Ms. Sonia Barros

March 26, 2013

RESPONSE: The Company has revised the disclosure by adding tabular disclosure on pages 136 and 150 in response to the Staff’s comment.

18.	We note your disclosure on page 118 that 8.1% of your office and retail portfolio leases will expire in 2013. Please revise to discuss the relationship between market rents and expiring rents for each of your office and retail portfolios separately.

RESPONSE: The Company has added disclosure on page 134 in response to the Staff’s comment.

Formation Transactions, page 69

19.	Please explain to us whether the acquisition of the Apprentice School Apartments is considered to be probable, and if so, whether the property meets the definition of a significant acquisition in accordance with Rule 3-05 or Rule 3-14 of Regulation S-X.

RESPONSE: As described in the Registration Statement, prior to completion of the offering, the Company will enter into an agreement to acquire the Apprentice School Apartments upon satisfaction of certain conditions. The Company considers the satisfaction of such conditions to be probable and, as a result, considers the acquisition of the Apprentice School Apartments to be probable. Construction of the Apprentice School Apartments began in April 2012, and the Company expects construction to be completed in November 2013.

With respect to the Apprentice School Apartments, the Company considered whether separate pre-acquisition historical financial statements prepared in accordance with Rule 3-14 or Rule 3-05 of Regulation S-X would be required. Rule 3-05 financial statements are required when the acquisition of a significant business has occurred or is probable. Rule 3-14 provides for reduced financial statement requirements for acquisitions of real estate operations. Section 2305.2 of the Division of Corporation Finance’s Financial Reporting Manual clarifies that the application of Rule 3-14 is limited to real estate operations and is “premised on the continuity and predictability of cash flows ordinarily associated with commercial and apartment property leasing.” Once construction of the Apprentice School Apartments is completed, which is currently expected to be in November 2013, the Apprentice School Apartments will constitute real estate operations that are expected to have continuous and predictable cash flows from apartment property leasing.

Ms. Sonia Barros

March 26, 2013

The Company has concluded that the Apprentice School Apartments do not represent the acquisition of a “business” for reporting purposes as defined in Section 11-01(d) of Regulation S-X. Although the nature of the revenue producing activity of the Apprentice School Apartments will generally remain the same after the acquisition, such activities are real estate operations more appropriately represented through Rule 3-14 financial statements. Furthermore, financial statements prepared in accordance with Rule 3-05 would not be meaningful to investors because the Apprentice School Apartments are still under construction and any pre-acquisition financial information would not be comparable to post-acquisition financial information. Accordingly, the Company believes that the financial statement requirements of Rule 3-14, rather than Rule 3-05, apply with respect to the Company’s acquisition of the Apprentice School Apartments. Furthermore, pursuant to Section 2330.10 of the Division of Corporation Finance’s Financial Reporting Manual (“Section 2330.10”), “[w]here a registrant acquires a property that was previously owner-occupied or newly constructed, no prior rental history exists. In these limited cases, financial statements of the property are not required.” Because the Apprentice School Apartments are currently under construction and will not have any prior rental history upon acquisition by the Company, based on guidance in Section 2330.10, the Company has concluded that financial statements are not required in connection with the probable acquisition of the Apprentice School Apartments. The Company also refers the Staff to the discussion of the Apprentice School Apartments in the Company’s pre-submission correspondence dated November 5, 2012 and November 20, 2012 under the heading “Project under development with restrictions on transfer of ownership.”

Ms. Sonia Barros

March 26, 2013

20.	We note your disclosure that certain asset management contracts will be transferred to the registrant as part of the formation transactions. Please tell us whether these contracts will be settled as a result of these transactions and how you have applied the guidance in ASC Topic 805-10-55-20.

RESPONSE: The Company advises the Staff that, as described in the Registration Statement, the real estate asset management agreements that will be transferred to the Company as part of the formation transactions are contracts for real estate asset management services that the Company will provide to related party property owners. These agreements will not be settled as a result of the formation transactions. Rather, the Company will receive an asset management fee as consideration for such services. The Company and the transferee of the asset management agreements are not counterparties to these asset management agreements and, therefore, the contracts do not represent preexisting relationships between an acquirer and acquiree in a business combination. Therefore, the Company believes the guidance in Accounting Standards Codification (“ASC”) Topic 805-10-55-20 does not apply to the asset management agreements that will be transferred to the Company in connection with the formation transactions.

Segments, page 71

21.	We note your disclosure that you have included Bermuda Crossroads and Smith’s Landing in the segment data presented for your retail segment and multifamily segment, respectively. Please tell us how you determined it would be appropriate to combine operating statistics for non-consolidated entities with the statistics of your consolidated portfolio. In your response tell us the individual operating statistics for each property and the impact including each property had on the total statistics presented.

RESPONSE: In response to the Staff’s comment, the Company has revised the disclosure on pages 78 and 79 to clarify that Bermuda Crossroads and Smith’s Landing are not included in the retail segment and multifamily segment data provided in the tables.

Ms. Sonia Barros

March 26, 2013

Identified Development Pipeline and Property Under Contract

Property Under Contract, page 74

22.	Please tell us the amount of general contracting revenue and segment profit recognized on the Apprentice School Apartments through the end of the most recent period presented in your financial statements.

RESPONSE: The Company advises the Staff that during the year ended December 31, 2012, the Predecessor recognized approximately $5.4 million of revenue and $55,000 of general contracting and real estate services segment profit on the Apprentice School Apartments project. These amounts are included in the revenue from construction contracts with affiliated entities and fees from construction contracts with affiliated entities disclosed in Note 16 to the combined financial statements of the Predecessor.

Results of Operations, page 79

23.	We note that you disclose the relative impact of changes in minimum base rent in your period to period comparisons. For base rent, rent rate, occupancy and other operating data, please revise your disclosure to discuss the relative impact of changes in same store results and non-same store results. Please also disclose how you define “same store” for these purposes.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure on pages 77-79 and throughout the “Results of Operations” section of Management’s Discussion and Analysis of Financial Condition and Results of Operations to provide additional information and analysis for period over period changes to same store results.

Ms. Sonia Barros

March 26, 2013

24.	We note your disclosure on page 71 that you have leased retail properties to tenants primarily on a triple-net lease basis, and you expect to continue to do so in the future. We also note your disclosure on page 85 describing your increased tenant credit risk associated with a certain tenant at Dick’s at Town Center. Please expand your disclosure to describe how you will monitor tenant credit quality in the future.

RESPONSE: The Company has added disclosure on page 82 in response to the Staff’s comment.

Consolidated Indebtedness, page 88

25.	Please expand your disclosure to address your compliance with debt covenants.

RESPONSE: The Company has added disclosure on page 98 in response to the Staff’s comment.

Industry and Market Opportunity, page 94

26.	We note that the information provided in this section was based upon the report prepared by RCG for you. Please provide us with support for all quantitative and qualitative business and industry data used in this section and throughout the prospectus. Clearly mark the specific language in the supporting materials. Please note that the material is being provided pursuant to Rule 418 of the Securities Act of 1933 and that such material should be returned to the registrant upon completion of the staff review process.

RESPONSE: The Company will supplementally provide the Staff with the requested supporting documentation. The Company requests that such supporting documentation be returned to the undersigned following the completion of the Staff’s review process.

Ms. Sonia Barros

March 26, 2013

Management, page 160

27.	For James Cherry, Anthony P. Nero and Alan Hunt, please revise to include their business experience for every year between 2008 and 2013.

RESPONSE: The Company has revised the disclosure on pages 187 and 188 in response to the Staff’s comment.

Other Relationships, page 237

28.	Please revise to identify each underwriter that has a material relationship with you and state, with specificity, the nature of the relationship. Refer to Item 508(a) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that, to the extent applicable, it will add disclosure responsive to Item 508(a) of Regulation S-K in a future pre-effective amendment to the Registration Statement.

Unaudited Pro Forma Financial Statements

For the Year Ended September 30, 2012 and December 31, 2011

29.	We note your disclosure that you intend to account for your formation transactions as a reorganization of entities under common control. Please tell us the nature of the common control relationship that existed before and after the reorganization. Cite any relevant accounting literature in your response.

RESPONSE: The Company advises the Staff that it was formed in October 2012 and will commence operations upon completion of the initial public offering and the related formation transactions. Pursuant to the formation transactions, the following will occur immediately preceding the completion of the initial public offering:

Ms. Sonia Barros

March 26, 2013

•

the Company’s operating partnership will consolidate the ownership of the initial portfolio of properties by acquiring from the prior owners all of the equity interests in the ownership entities that directly or indirectly own such properties in exchange for cash and/or common units;

•	the Company’s services company will succeed to the construction business of Armada Hoffler;

•	the Company’s services company will succeed to the development and asset management businesses of Armada Hoffler; and

•	the Company’s operating partnership will acquire equity interests in entities that own or control the projects in the identified development pipeline.

In accordance with Financial Accounting Standards Board (“FASB”) ASC 805, Business Combinations, a “business combination” excludes the transfers of net assets or exchanges of equity interests between entities under common control. The Company concluded that the formation transactions constitute transactions between entities under common control because all of the entities comprising the Predecessor that will be contributed to the Company’s operating partnership were under the common ownership by their individual partners, members and stockholders and common control by Daniel A. Hoffler, the Company’s Executive Chairman. While U.S. GAAP does not define the term “common control,” Emerging Issues Task Force Issue No. 02-5 summarized criteria and situations for which common control exists. Based on this general framework and the guidance in ASC 810, Consolidation, the Company determined that Mr. Hoffler has the ability to control all but two of the entities comprising the Predecessor as: (i) the primary beneficiary, (ii) the majority vote holder or (iii) through his interest as general partner or managing member (such entities controlled by Mr. Hoffler, the “Controlled Entities”). The two entities that Mr. Hoffler does not control – Smith’s Landing and Bermuda Crossroads – are referred to as the “Non-controlled Entities.” Because Mr. Hoffler controlled each of the Controlled

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March 26, 2013

Entities of the Predecessor before the formation transactions and will retain control up until the completion of the formation transactions, the Company intends to account for its acquisition as a reorganization of entities under common control. Because Mr. Hoffler does not control the two Non-controlled Entities, the Company intends to account for their acquisition as business combinations under ASC 805.

The Company evaluated each of the entities comprising the Predecessor against the framework described in ASC 810-10-15-3, which required the Company to:

I.	determine whether the entity is within the scope of the variable interest entity (“VIE”) guidance.

II.	determine if the entity is a VIE.

III.	if the entity is not a VIE, refer to other accounting guidance to determine if the interest constitutes a controlling financial interest.

I.	Determine whether the entity is within the scope of the VIE guidance.

None of the Predecessor’s entities were exempt from the VIE guidance based on the Company’s analysis of ASC 810-10-15-17.

II.	Determine if the entity is a VIE.

The Company determined that certain entities were VIEs either because such entities:

A.	do not have sufficient equity at risk based on the analysis of ASC 810-10-15-14(a); or

B.	do not meet the power criteria in ASC 810-10-15-14(b).

For each of the VIEs that do not have sufficient equity at risk, the Company concluded that no single party has power and benefits, but rather that such power and benefits were held by a related party group. In each case, the Company concluded that Mr. Hoffler is the member of the related party group that is most closely associated with each VIE and is, therefore, their primary beneficiary.

Ms. Sonia Barros

March 26, 2013

For each of the entities that do not meet the power criteria, Mr. Hoffler’s vote ultimately controls (e.g., in the event of a disagreement among stakeholders). As a result, the Company concluded that Mr. Hoffler has the power to direct the activities that most significantly impact the economic performance of these VIEs. Furthermore, Mr. Hoffler has the obligation to absorb losses and the right to receive benefits from these VIEs because of his ownership interests.

III.	If the entity is not a VIE, refer to other accounting guidance to determine if the interest constitutes a controlling financial interest.

The Company evaluated the remaining entities and determined that they were either:

A.	a voting interest entity (“VOE”) based on the guidance in ASC 810-10-15-10; or

B.	controlled by a managing member or general partner based on the guidance in ASC 810-20-25-3.

For all but one of the VOEs identified (Smith’s Landing), Mr. Hoffler holds majority voting rights and therefore controls.

For Smith’s Landing, the Company determined that Mr. Hoffler held a non-controlling voting interest. As a result, the Predecessor accounts for such under the equity method of accounting. The Company intends to account for the Company’s acquisition of the Predecessor’s interest in Smith’s Landing as a business combination under ASC 805. Based on the guidance in ASC 805-10-25-10, the Company will remeasure its previously held equity interest in Smith’s Landing at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

For each entity controlled by a managing member or general partner, the Company considered, based on the guidance issued by the Emerging Issues Task Force in EITF 04-05, Determining Whether a General Partner, or the General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights, whether the other members or limited partners had kick-out or substantive participating rights and determined that they had neither. The Company evaluated each managing member and general partner and determined that Mr. Hoffler controls all except one (Bermuda Crossroads).

Ms. Sonia Barros

March 26, 2013

For Bermuda Crossroads, the Company determined that Mr. Hoffler held a non-controlling interest in the managing member. As a result, the Predecessor accounts for such interest under the equity method of accounting. The Company intends to account for the Registrant’s acquisition of the Predecessor’s interest in Bermuda Crossroads as a business combination under ASC 805. Based on the guidance in ASC 805-10-25-10, the Company will remeasure its previously held equity interest in Bermuda Crossroads at its acquisition-date fair value and recognize the resulting gain or loss, if any, in earnings.

Based on the Company’s analysis, the Company concluded that Mr. Hoffler controls all but two of the entities that comprise the Predecessor as: (i) the primary beneficiary, (ii) the majority vote holder or (iii) through his interest as general partner or managing member.

Because Mr. Hoffler controlled each of the Controlled Entities of the Predecessor before the formation transactions and will retain control up until the completion of the formation transactions, the Company intends to account for such as a reorganization of entities under common control. Because Mr. Hoffler does not control the two Non-controlled Entities, the Company intends to account for their acquisition as business combinations under ASC 805.

Consolidated Pro Forma Income Statement, pages F-4 and F-5

30.	Please tell us how discontinued operations are expected to have a continuing impact on your results of operations. Refer to Item 11-02(a) of Regulation S-X.

RESPONSE: The Company advises the Staff that it does not expect discontinued operations to have a continuing impact on its results of operations. The discontinued operations reflected in the Predecessor’s historical combined financial statements refer solely to residential housing units at one of the Company’s retail property locations. The last residential unit was sold in April

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March 26, 2013

2012 and the Company will have no continuing involvement in the operations of these residential units. The Company refers the Staff to the disclosure regarding discontinued operations in Note 8 to the Predecessor’s combined financial statements on page F-26. The Company has also revised the presentation of its consolidated pro forma income statement on page F-4 to exclude discontinued operations.

2. Adjustments to the Pro Forma Consolidated Statements of Operations

Footnote FF, page F-10

31.	Please explain to us how your adjustments for additional general and administrative expenses, including but not limited to the adjustment for non-cash based stock compensation expense, are factually supportable.

RESPONSE: In response to the Staff’s comment, the Company has revised the pro forma financial statements and related Note 2 on page F-7 of the Registration Statement to include the following as pro forma adjustments for additional general and administrative expenses: (i) compensation expense associated with shares of restricted stock expected to be granted to certain directors, officers and other employees in connection with the offering, (ii) cash compensation and expenses associated with the Company’s board of directors, (iii) compensation for the Company’s recently-hired accounting staff, (iv) fees to the Company’s investor relations firm, (v) director and officer insurance costs and (vi) transfer agent fees. The Company has determined that these amounts are factually supportable based on the following reliable evidence: (a) proposed restricted stock awards, (b) compensation arrangements with the Company’s director and director nominees, (c) salaries and benefits of the accounting staff that the Company has already hired in anticipation of completion of the offering, (d) fees for investor relations services set forth in the contract for such services between the Company and its investor relations firm, (e) quotes from the Company’s third party insurance agent and (f) quotes from the Company’s transfer agent. Other general and administrative expense expected to result from the Company becoming a public reporting company have been excluded from the pro forma adjustments. In addition, Note 2 on page F-9 of the Registration Statement provides the following: “The pro forma financial statements may not be indicative of the Company’s future results of

Ms. Sonia Barros

March 26, 2013

operations as additional general and administrative costs will be incurred to operate as a public company. Management estimates these costs will be approximately $0.5 million to $1.5 million on an annual basis exclusive of stock compensation costs. These costs are expected to consist of compensation adjustments, legal and audit fees and other general and administrative costs. These costs have been excluded from the pro forma statement of operations as they represent a forward-looking estimate.”

Footnote GG, page F-10

32.	Please tell us how the adjustments related to your anticipated $100 million revolving credit facility are factually supportable.

RESPONSE: The Company advises the Staff that the Company has negotiated a term sheet with its lender and has described the material terms on page 101. The Company anticipates receiving a commitment letter from the lead arranging bank in the next few days and will revise the disclosure, to the extent necessary, in a future pre-effective amendment to reflect the specific terms of the commitment. The Company believes the term sheet and the expected commitment letter represent factual support for adjustments relating to the credit facility.

Financial Statements – Armada Hoffler Properties, Inc. Predecessor

Combined Statements of Cash Flows, page F-20

33.	Please revise your presentation to separately present new project development costs and recurring/redevelopment project costs.

RESPONSE: The Company has revised the disclosure on the face of the Combined Statements of Cash Flows on page F-18 to present new project development costs under the caption “Development of real estate investments” and recurring/redevelopment project costs under the caption “Second generation tenant and building improvements” in response to the Staff’s comment.

Ms. Sonia Barros

March 26, 2013

Notes to Combined Financial Statements

1. Business and Organization, page F-21

34.	Please explain to us your basis for presenting combined predecessor financial statements. In your response, tell us the nature of any common control or common management relationship that exists among the combined entities. Cite any relevant accounting literature in your response.

RESPONSE: The Company refers the Staff to the Company’s response to Comment 29 for the Company’s analysis of the nature of the common control relationship that exists among the combined entities.

2. Summary of Significant Accounting Policies

Real Estate Investments, page F-23

35.	Please tell us whether you capitalized any indirect costs other than interest during the periods presented. To the extent these amounts are material, please revise your disclosure to include the amounts capitalized.

RESPONSE: In response to the Staff’s comment, the Company has added disclosure under the heading “Real Estate Investments” on page F-20 in Note 2 to the combined financial statements of the Predecessor.

19. Segment Reporting, page F-40

36.	Please revise your disclosure to clarify the types of costs included in property expenses versus those included in general and administrative expenses.

RESPONSE: The Company refers the Staff to Note 18 to the combined financial statements of the Predecessor, which describes the principal components of rental expenses. The Company also has provided additional disclosure in Note 18 to describe the components of general and administrative expenses in response to the Staff’s comment. Rental expenses are also described in “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Expenses” on page 89.

Ms. Sonia Barros

March 26, 2013

Exhibit Index

37.	We note that you will be filing all exhibits by amendment. If you are not in a position to file the legal and tax opinions with the next amendment, please provide us with draft copies for our review.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it will supplementally provide draft copies of the Exhibit 5.1 and Exhibit 8.1 opinions.

38.	We note the exhibit list includes “form of” agreements. Please advise us if you do not intend on filing final, executed agreements prior to effectiveness of the registration statement.

RESPONSE: The Company acknowledges the Staff’s comment and advises the Staff that it intends to file all material agreements that are executed prior to effectiveness of the Registration Statement. With respect to certain of the agreements that will not be executed until after effectiveness of the Registration Statement, the Company will file forms of those agreements. The Company does not expect the final executed versions of those agreements to differ substantively from the forms filed.

If you have any questions or comments regarding the foregoing, or have additional questions or comments, please contact the undersigned at 804-788-8638.

Ms. Sonia Barros

March 26, 2013

Very truly yours,

/s/    David C. Wright

David C. Wright

cc:	Louis S. Haddad

Michael P. O’Hara

Eric L. Smith

S. Gregory Cope, Esq.

John A. Good, Esq.

Justin R. Salon, Esq.